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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KCOE Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2725 NW 24TH AVE
(No. and Street)

CAMAS	WA	98607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Callahan	785-309-2534	scallahan@kcoecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN CALLAHAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KCOE CAPITAL LLC, as of 3/31, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC - State of Kansas
Lori Sma
My Appt. Expires 12-18-2026

Signature: [signature]

Title: TREASURER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KCOE CAPITAL, LLC
Camas, Washington

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended March 31, 2024

KCOE CAPITAL, LLC

TABLE OF CONTENTS
As of and for the Year Ended March 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KCoe Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KCoe Capital, LLC as of March 31, 2024, the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KCoe Capital, LLC as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KCoe Capital, LLC's management. Our responsibility is to express an opinion on KCoe Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I- Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 of the Securities and Exchange Commission, Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III-Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of KCoe Capital, LLC's financial statements. The supplemental information is the responsibility of KCoe Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2022.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 15, 2024

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

KCOE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2024

ASSETS

CASH AND CASH EQUIVALENTS	$ 164,166
COMMISSIONS AND FEES RECEIVABLE	8,897
RELATED PARTY RECEIVABLE	2,866
DEPOSIT	701
TOTAL ASSETS	$ 176,630

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 9,920
TOTAL LIABILITIES	9,920
MEMBER'S EQUITY	166,710
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 176,630

See accompanying notes to financial statements.

KCOE CAPITAL, LLC

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2024

REVENUES	
Referred Commissions and Fees	$279,735
OPERATING EXPENSES	87,140
Operating Income	192,595
OTHER INCOME	25,668
NET INCOME	$ 218,263

See accompanying notes to financial statements.

KCOE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended March 31, 2024

BALANCE, March 31, 2023	$ 128,447
Distributions to member	(180,000)
Net income	218,263
BALANCE, March 31, 2024	$ 166,710

See accompanying notes to financial statements.

KCOE CAPITAL, LLC

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 218,263
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Commissions and fees receivable	(7,997)
Related party receivable	387
Deposit	73
Accounts payable and accrued expenses	1,550
Net Cash Flows from Operating Activities	212,276
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(180,000)
Net Cash Flows used in Financing Activities	(180,000)
Net Change in Cash and Cash Equivalents	32,276
CASH AND CASH EQUIVALENTS:	
Beginning of Year	131,890
End of Year	$ 164,166

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCoe Capital, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of Pinion Wealth Management, LLC (Pinion Wealth).

Basis of Presentation

The Company's financial statements are prepared in accordance with Generally Accepted Accounting Principles accepted in the United States.

The Company is evaluating new accounting standards and will implement as required.

Cash and Cash Equivalents

The Company maintains its cash in financial institutions. Balances, at times, may exceed federally insured limits. The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash or cash equivalents.

Commissions and Fees Receivable

Commissions and fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of March 31, 2024. The amount represents referred revenue held by the unaffiliated clearing brokerage firm and transferred to the Company in the subsequent month.

Revenue Recognition

The Company adopted ASU 2014-19, Revenue from Contracts with Customers and subsequent amendments (collectively, ASC 606). Under ASC 606 Revenue is recognized upon satisfaction of performance obligations by transferring control of goods or services to a customer.

Referred Commissions and Fees. Certain employees of Pinion Wealth are registered with a non-affiliated clearing brokerage firm and conduct securities brokerage activity. The net cash generated by the employee Registered Representatives is referred to the Company as Commissions. The Registered Representatives are paid by Pinion Wealth and the payments may include amounts based on brokerage activity from the Company's funds which have been distributed to Pinion Wealth, it's parent. Commissions are earned by Registered Representatives as they buy and sell securities, mutual funds, annuities and insurance products on behalf of customers as an agent. Each time a customer enters into a buy or sell transaction, the Registered Representative charges a commission or earns a fee based on Net Asset Value (NAV). The price is based on an amount invested at a contractual rate. The Company earns Referred Revenue, 12b-1 fees and Annuity trails which the price is based on NAV at quarter or month end at a contractual rate. Commissions and related clearing expenses are recorded on the trade date (the date that the trade order is filled by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date at a point in time because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The performance obligation for fee based NAV is earned at month or quarter end.

NOTE 1 – Summary of Significant Accounting Policies (Cont.)

Other Income. Represents amounts reimbursed by the Company's Registered Representatives of costs such as regulatory costs, access to technology and other items agreed to by the Company and the Registered Representatives. The amount recognized is $24,000 for the year ended March 31, 2024. The remaining balance is interest income of $1,668.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10 the Company has evaluated for any uncertain tax position and determined it has no uncertain tax positions including tax status.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement most recently renewed effective July 1, 2023, with Pinion, LLC, majority indirect owner of Pinion Wealth, to pay $2,400 per month to lease office space, furnishings and equipment. The agreement also provides hourly rates for the use of certain of the affiliate's employees for the operation of the Company's business.

Shared expenses under the affiliate agreement were $46,791 for the year ended March 31, 2024. The related balance due to Pinion, LLC is $1,820 as of March 31, 2024, and is included in accounts payable and accrued expenses on the statement of financial condition. Technology expenses paid by Pinion, LLC on behalf of the Company were $4,335 for the year ended March 31, 2024. The Company reimbursed Pinion, LLC and no amount is due at March 31, 2024. The Company will pay the following expenses directly: audit and legal fees, bank charges, and federal and state registration fees. The balance due from Pinion Wealth for clearing expenses totaling approximately $37,091 in the year ended March 31,2024, which were deducted from the Company's commission revenue by the clearing broker, was $2,866 as of March 31, 2024, and is due on demand and non-interest bearing.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis.

NOTE 3 - Net Capital Requirements (Cont.)

As of March 31, 2024, the Company had net capital of $154,246 which was $149,246 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1 as of March 31, 2024.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through May 15, 2024, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

KCOE CAPITAL, LLC

Schedule I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2024

COMPUTATION OF NET CAPITAL

Total member's equity	$ 166,710
Non-allowable assets:	
Related party receivable	2,866
Commissions and fees receivable	8,897
Deposit	701
Total non-allowable assets	12,464
Net capital before haircuts on securities positions	154,246
Haircuts on securities positions	-
Net capital	$ 154,246

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 9,920

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 149,246
Net capital less 120% of minimum requirement	$ 148,246
Ratio: Aggregate indebtedness to net capital	.06 to1

No material differences exist between the Net Capital calculated above and the Net Capital reported in the Company's March 31, 2024 FOCUS filing.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption form SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption form SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Kcoe Capital, LLC

We have reviewed management's statements for the year ended March 31, 2024, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kcoe Capital, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include sharing in commissions with other member firms.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kcoe Capital, LLC’s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kcoe Capital, LLC’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company’s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA’s, P.C.
Marietta, Georgia
May 15, 2024

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

K·COE
CAPITAL

Securities and Exchange Commission
100F Street NE
Washington, DC 20549

To Whom It May Concern:

Assertions Regarding Rule 15c3-3 Exemption Provisions

KCOE Capital, LLC (the "Company"), approved by FINRA and SEC on March 20, 2001, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to following areas of business approved by FINRA:

1) merger and acquisition services 2) sharing in commissions with other FINRA member firms; 3) MSRB member related to commission sharing; and 4) participating in best-efforts only private placement distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company affirms it: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the most recent fiscal year ended March 31, 2024, without exception.

KCOE Capital, LLC

I, Steve Callahan affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Steven Callahan, Treasurer
April 17, 2024